Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of the capital stock of IAA, Inc. (“IAA”) contained in IAA’s amended and restated certificate of incorporation (the “certificate of incorporation”) and amended and restated by-laws (the “by-laws”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the by-laws, which you should read for complete information on IAA’s capital stock. The certificate of incorporation and by-laws have been filed as exhibits to IAA’s Annual Report on Form 10-K for the year ended December 29, 2019 and filed with the Securities and Exchange Commission. In addition, the summaries and descriptions below do not purport to be complete statements of the General Corporation Law of the State of Delaware (the “DGCL”).

General

IAA’s authorized capital stock consists of 750,000,000 shares of common stock, par value $0.01 per share, and 150,000,000 shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated.

As of March 3, 2020, approximately 133.9 million shares of common stock were issued and outstanding, and no shares of preferred stock were issued or outstanding.

Common Stock

IAA has one class of common stock. All holders of IAA’s common stock are entitled to the same rights and privileges, as described below.

Voting Rights. Each holder of IAA’s common stock is entitled to one vote for each share on all matters submitted to a vote of the holders of IAA’s common stock, voting together as a single class, including the election of directors. IAA’s stockholders do not have cumulative voting rights in the election of directors. Directors standing for election at an annual meeting of stockholders, or any special meeting of stockholders called for the purpose of electing directors, will be elected by a majority of the votes cast in an uncontested election.

Dividends. Subject to the prior rights of holders of preferred stock, holders of IAA’s common stock are entitled to receive dividends, if any, as may be declared from time to time by IAA’s Board of Directors (the “Board”).

Other Rights. Holders of IAA’s common stock have no preemptive, subscription, redemption or conversion rights. All of IAA’s outstanding shares of common stock are fully paid and non-assessable.

Liquidation and Dissolution. Subject to the prior rights of IAA’s creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock, in the event of IAA’s liquidation, dissolution or winding up, holders of IAA’s common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Preferred Stock

Under IAA’s certificate of incorporation, the Board is authorized, subject to limitations prescribed by the DGCL and by IAA’s certificate of incorporation, to issue up to 150,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. The Board has the authority, without further action by the holders of IAA’s common stock, subject to limitations prescribed by the DGCL and by IAA’s certificate of incorporation, to issue preferred stock and fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible into, or exchangeable for shares of any other class or classes of capital stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of IAA’s common stock;

•	diluting the voting power of IAA’s common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of IAA’s common stock; or

•	delaying or preventing a change of control of IAA.

Anti-Takeover Effects of Various Provisions of the DGCL and Certificate of Incorporation and By-laws

Provisions of the DGCL and IAA’s certificate of incorporation and by-laws could make it more difficult to acquire IAA by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of IAA to first negotiate with the Board. IAA believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. IAA elected in its amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination,” such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, IAA is not subject to any anti-takeover effects of Section 203.

Certain other provisions of IAA’s certificate of incorporation and by-laws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for IAA’s shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of IAA without prior approval of the Board. These provisions are meant to encourage persons interested in acquiring control of IAA to first consult with the Board to negotiate terms of a potential business combination or offer. IAA believes that these provisions protect against an unsolicited proposal for a takeover of IAA that might affect the long-term value of IAA’s stock or that may be otherwise unfair to its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Classified Board. IAA’s certificate of incorporation and by-laws provide that the Board will initially be divided into three approximately equal classes. The directors designated as Class I directors will have terms expiring at the 2020 annual meeting of stockholders. The directors designated as Class II directors will have terms expiring at the 2021 annual meeting of stockholders, and the directors designated as Class III directors will have terms expiring at the 2022 annual meeting. Commencing with the 2020 annual meeting of stockholders, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires. At the 2020 annual meeting of stockholders, Class I directors will be elected to three-year terms expiring at the 2023 annual meeting of stockholders. At the 2021 annual meeting of stockholders, Class II directors will be elected to one-year terms expiring at the 2022 annual meeting of stockholders. At the 2022 annual meeting of stockholders, Class III directors will be elected to one-year terms expiring at the 2023 annual meeting of stockholders. From and after the 2023 annual meeting of shareholders, the Board will no longer be classified under Section 141(d) of the DGCL and each director will stand for election annually. Members of the Board will be elected by a majority of the votes cast at each annual meeting of stockholders, except that a plurality standard applies in contested elections. The existence of a classified board makes the replacement of incumbent directors more time consuming and difficult until IAA has phased out its classified Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of IAA.

Removal of Directors. Pursuant to applicable provisions of the DGCL, directors serving on a classified Board may be removed by stockholders only for cause, unless otherwise provided in the corporation’s certificate of incorporation. IAA’s certificate of incorporation does not include any provision allowing removal of directors without cause while the Board is classified.

Size of Board and Vacancies. IAA’s certificate of incorporation provides that the number of directors on the Board is fixed exclusively by the Board. Subject to the terms of any one or more classes or series of preferred stock, any vacancy on the Board resulting from any increase in the authorized number of directors will be filled by a majority of the Board then in office, provided that a quorum is present. Any other vacancy occurring on the Board will be filled by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director. The right of stockholders to fill vacancies on the Board is specifically denied. Any director elected to fill a vacancy on the Board not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor.

Special Stockholder Meetings. IAA’s certificate of incorporation provides that special meetings of IAA stockholders may be called at any time only by the chief executive officer or the Board pursuant to a Board resolution duly adopted by a majority of the total number of authorized directors then in office. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. IAA’s certificate of incorporation and by-laws expressly eliminate the right of IAA’s stockholders to act by written consent. Stockholder action must take place at an annual or a special meeting of IAA stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. IAA’s by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board or a committee of the Board.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. IAA’s certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority that the Board possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of IAA through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and IAA’s certificate of incorporation includes such an exculpation provision. IAA’s certificate of incorporation and by-laws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of IAA, or for serving at IAA’s request as a director or officer or another position at another corporation or enterprise, as the case may be. IAA’s certificate of incorporation and by-laws also provide that IAA must indemnify and advance reasonable expenses to IAA’s directors and officers, subject to IAA’s receipt of an undertaking from the indemnified party as may be required under the DGCL. IAA’s certificate of incorporation expressly authorizes IAA to carry directors’ and officers’ insurance to protect IAA, its directors, officers and certain employees for some liabilities.

IAA’s certificate of incorporation and by-laws provide that IAA’s directors will not be personally liable to IAA or its stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to IAA or its stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

The limitation of liability and indemnification provisions in IAA’s certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against IAA’s directors and officers, even though such an action, if successful, might otherwise benefit IAA and its stockholders. However, these provisions do not limit or eliminate IAA’s rights, or those of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, any investment in IAA’s capital stock may be adversely affected to the extent that, in a class action or direct suit, IAA pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

IAA’s certificate of incorporation provides that unless the Board otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of IAA, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of IAA to IAA or IAA’s stockholders, (iii) any action asserting a claim against IAA or any director, officer, stockholder, employee or agent of IAA arising out of or relating to any provision of the DGCL or IAA’s amended and restated certificate of incorporation or by-laws, or (iv) any action asserting a claim against IAA or any director, officer, stockholder, employee or agent of IAA governed by the internal affairs doctrine. However, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware. The exclusive forum provision does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Authorized but Unissued Shares

IAA’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without approval of IAA’s stockholders. IAA may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of IAA by means of a proxy contest, tender offer, merger or otherwise.

Listing

IAA’s common stock is listed on the NYSE under the symbol “IAA.”

Transfer Agent and Registrar

The transfer agent and registrar for IAA’s common stock is American Stock Transfer & Trust Company, LLC.